UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

HALLADOR ENERGY COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

40609P105

(CUSIP Number)

David C. Hardie

5485 Kietzke Lane

Reno, NV 89511

(775) 548-1730

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092 20 5

1.	Names of Reporting Persons. Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	2,175,122
	8. Shared Voting Power.	0
	9. Sole Dispositive Power	2,175,122
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,175,122
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	5.56%(2)
14.	Type of Reporting Person (See Instructions)	OO(1)

(1) Limited Liability Company

(2) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,175,122
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,175,122
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,175,122
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.56%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

1.	Names of Reporting Persons. Hallador Management LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064813
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,175,122
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,175,122
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,175,122
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.56%(1)
14.	Type of Reporting Person (See Instructions)	OO(2)

(1) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

(2) Limited Liability Company

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	169,469
	8. Shared Voting Power	2,175,122
	9. Sole Dispositive Power	169,469
	10. Shared Dispositive Power	2,175,122
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,344,591
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.99%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Kevin Leary
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	6,390
	8. Shared Voting Power	2,175,122
	9. Sole Dispositive Power	6,390
	10. Shared Dispositive Power	2,175,122
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,181,512
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.58%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Bijel Doshi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,175,122
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,175,122
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,175,122
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.56%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) This percentage is calculated based upon 37,027,196 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding of Hallador Energy Company (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2024, plus (i) 1,900,000 shares of Common Stock of the Issuer issued to ALJ Investment Company, LLC and (ii) 190,000 shares of Common Stock issued to Hallador Alternative Asset Fund LLC pursuant to a Common Stock Exchange Agreement with the Issuer.

Item 1. Security and Issuer.

This Amendment No. 12 to Schedule 13D is a voluntary filing and amends and supplements Amendment No. 11 to Schedule 13D filed on February 29, 2024. This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1183 East Canvasback Drive, Terre Haute, Indiana 47802.

This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined herein this Amendment No. 12 have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

a.	Name of Person Filing:

(i)	Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware (“HAAF”). HAAF is a private equity investment fund directed or controlled by its managing members, Hallador Management LLC and David C. Hardie.

(ii)	Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”). HIA advises the Hallador Cash Fund, HAAF and Hallador Balanced Fund LLC. HIA is the investment advisor to HAAF and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iii)	Hallador Management LLC, a limited liability company organized under the laws of the state of Delaware (“Hallador Management”. Hallador Management is a Managing Member and General Partner of HAAF and as such, has voting and dispositive power with respect to the investments of HAAF.

(iv)	David C. Hardie is a United States citizen. He is a Director of HIA, Managing Member of HAAF, and Managing Director of Hallador Management. Mr. Hardie is also a member of the Board of Directors of the Issuer. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.

(v)	Kevin Leary is a United States citizen. He is Chief Executive Officer of HIA and a Managing Director of Hallador Management.

(vi)	Bijel Doshi is a United States citizen. He is a Managing Director of Hallador Management.

b.	Residence or Business Address:

(i)	The address of Hallador Alternative Assets Fund is 5485 Kietzke Lane, Reno, NV 89511.
(ii)	The address of HIA is 5485 Kietzke Lane, Reno, NV 89511.
(iii)	The address of Hallador Management is 5485 Kietzke Lane, Reno, NV 89511.
(iv)	The address of Mr. David Hardie is 5485 Kietzke Lane, Reno, NV 89511.
The address of Kevin Leary is 5485 Kietzke Lane, Reno, NV 89511.
(v)	The address of Bijel Doshi is 5485 Kietzke Lane, Reno, NV 89511.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.	None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an agreement entered into by and among David Hardie and certain related parties on July 28, 2015, 1,422,101 shares of HNRG common stock held by Hallador Alternative Asset Fund ("HAAF") were distributed to beneficial owners of HAAF for purposes of changing the form of beneficial ownership of such holders. The pecuniary interest of David Hardie did not change as a result of this transaction. The transfers as contemplated under the agreement were consummated on May 5, 2016. Following the transfer of shares, HAAF owned 1,758,212 shares of HNRG common Stock.

On December 31, 2015, the Robert Hardie QTIP Trust was liquidated and the David Hardie Separate Property Trust received 139,089 shares of HNRG common stock as a result of such liquidation. David Hardie was a 25% beneficiary under the Robert Hardie QTIP Trust and the 139,089 shares represented David Hardie’s beneficial interest under the trust. The pecuniary interest of David Hardie did not change as a result of this transaction.

Between November 10, 2016 and December 8, 2016, HAAF sold an aggregate of 86,747 shares of HNRG common stock in the open market.

Between April 2016 and October 2019, Kevin Leary purchased 6,390 shares of HNRG common stock on the open market.

On October 7, 2019, the David Hardie Separate Property Trust purchased 30,380 shares of HNRG common stock on the open market.

On June 15, 2022, HAAF received 338,427 shares of HNRG upon conversion of two convertible promissory notes; one for $1,000,000 dated May 2, 2022 as reported on HNRG’s Form 8-K dated May 6, 2022, and the other $750,000 dated May 20, 2022 reported on HNRG’s Form 10-Q on May 23, 2022 at a conversion price of $5.171 per share.

On August 8, 2022, HAAF purchased from HNRG an unsecured convertible promissory note in the principal amount of $1,000,000 (the “Note”).

On April 11, 2023 and April 13, 2023, HAAF sold an aggregate of 31,166 shares of HNRG common stock on the open market.

On February 23, 2024, HNRG elected to pay interest due under the Note in common stock, rather than in cash, and it issued HAAF 6,396 shares of its common stock for such interest payment.

On June 28, 2024, the Note was converted into 190,000 shares of HNRG common stock pursuant to an exchange agreement between HNRG and HAAF.

Item 5. Interest in Securities of the Issuer.

(a)	(i)	HAAF beneficially owns 2,175,122 Shares, or 5.56% of the Shares.
(ii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF’s investments is 2,175,122 Shares, or 5.56% of the Shares.
(iii)	The amount of Shares considered to be beneficially owned by Hallador Management by reason of its voting and dispositive powers with respect to HAAF’s investments is 2,175,122 Shares, or 5.56% of the Shares.
(iv)	Mr. David Hardie beneficially owns 169,469 Shares through the David Hardie Separate Property Trust, and, as Managing Member of HAAF, Director of HIA, and Managing Director of Hallador Management, may be deemed to beneficially own an additional 2,175,122 Shares, for a total of 5.99% of the Shares.
(v)	Kevin Leary owns 6,390 Shares of HAAF, and, as Chief Executive Officer of HIA and Managing Director of Hallador Management, may be deemed to beneficially own an additional 2,175,122 Shares, for a total of 5.58% of the Shares.
(vi)	Bijel Doshi, as a Managing Director of Hallador Management, may be deemed to beneficially own an additional 2,175,122 Shares, for a total of 5.56% of the Shares.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	2,175,122	2,175,122	0
Hallador Investment Advisors, Inc.	0	0	2,175,122
Hallador Management LLC	0	0	2,175,122
David C. Hardie	169,469	169,469	2,175,122
Kevin Leary	6,390	6,390	2,175,122
Bijel Doshi	0	0	2,175,122

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2024	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: July 22, 2024	Hallador Investment Advisors, Inc.

/s/ Kevin Leary
By: Kevin Leary
Its: Chief Executive Officer

Dated: July 22, 2024	Hallador Management LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: July 22, 2024	David C. Hardie
/s/ David C. Hardie
By: David C. Hardie

Dated: July 22, 2024	Kevin Leary
/s/ Kevin Leary
By: Kevin Leary

Dated: July 22, 2024	Bijel Doshi
/s/ Bijel Doshi
By: Bijel Doshi

Exhibit A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 22, 2024	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: July 22, 2024	Hallador Investment Advisors, Inc.

/s/ Kevin Leary
By: Kevin Leary
Its: Chief Executive Officer

Dated: July 22, 2024	Hallador Management LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: July 22, 2024	David C. Hardie
/s/ David C. Hardie
By: David C. Hardie

Dated: July 22, 2024	Kevin Leary
/s/ Kevin Leary
By: Kevin Leary

Dated: July 22, 2024	Bijel Doshi
/s/ Bijel Doshi
By: Bijel Doshi